Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

July 30, 2007

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC20549

Re:

Yantai Dahua Holdings Company Limited

Amendment No. 1 to Form 20-F for the period ended December 31, 2006

Filed June 7, 2007

File No. 0-50184

Dear Mr. Gordon,

This letter is to respond to the Staff’s comment letter, dated June 18, 2007, relating to our Company’s Amendment No. 1 to Form 20-F for the period ended December 31, 2006 filed on June 7, 2007.

Our Company has responded to the Staff’s comments either by revising the Form 20-F to comply with the comment or providing supplemental information as requested. Accordingly, we have enclosed herewith the Amendment on Form 20-F which has been filed today.

The following are our responses to the Staff’s comments.  The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference.

The Currency Of Our Operating Subsidiary Is Not Freely Convertible. Page7

1.

We have reviewed your response to prior comment 3. Please tell us how you determined that only $42,249 of the subsidiary’s net assets is restricted. It appears that all of the net assets of your subsidiary are restricted.

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto. We have included note 13 to the financial statements to reflect the condensed balance sheets at December 31, 2006, 2005 and 2004, and the condensed statements of operations and cash flows for the years ended December 31, 2006, 2005 and 2004 of the registrant in accordance with SEC regulation 17 CFR 210.5-04.

The condensed financial statements have been shown in a note to the financial statements instead of a schedule in accordance with 17 CFR 210.5-04(b).

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

Consolidated Statements of Cash Flows, page F-5

2.

Your response to prior comment 20 indicates that amounts due to related parties result from borrowing, which would constitute financing activities. As such, please revise to remove changes in due to a related party from the operating section of your statements of cash flows and include line items for borrowings from related parties and repayments to related parties in the financing section

As requested by the Staff, the Company has revised the Form 20-F accordingly.  See the amended Form 20-F included in annex A attached hereto.

3.

Please clarify to us if the line items (repayment)/addition of bank loans and addition/(repayment) of amounts borrowed represent net amounts. If so, in future filings please revise to present borrowings and repayments separately.

We confirm that the line items (repayment)/addition of bank loans and addition/(repayment) of amounts borrowed represent net amounts.  We will revise the disclosure in future filings accordingly.

Note 3 - Provision for Income Taxes. page F-12

4.

We have reviewed your response to prior comment 18, In future filings please revise your disclosure to include the information in your response. Also, include in your disclosure discussion of the differences between the GAAP of China and U.S. GAAP that give rise to your profitability under the GAAP of China.

We respectfully acknowledged the Staff’s comments and will disclose those information in our future filings accordingly.

Note7 - Banking Facilities. page F-l3

5.

We have reviewed your response to prior comment 19. In future filings please revise your disclosure to include the information in your response.

We respectfully acknowledged the Staff’s comments and will disclose those information in our future filings accordingly.

Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

The Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me or our attorney Ms Cletha Walstrand at 1322 W. Pachua Circle, Invins, UT 84728; telephone: (435) 688-7317; fax: (435) 688-7318.

Sincerely,

/s/ Tang Yuxiang

TANG Yuxiang

Chief Executive Officer

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